                                OFFER TO PURCHASE
                 FOR CASH ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                            KINNARD INVESTMENTS, INC.
                                       AT
                           $7.50 NET PER SHARE IN CASH
                                       BY
                              SW ACQUISITION, INC.
             A WHOLLY-OWNED SUBSIDIARY OF STOCKWALK.COM GROUP, INC.

--------------------------------------------------------------------------------
     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JANUARY 10, 2000, UNLESS THE OFFER IS EXTENDED TO A LATER DATE AND TIME (THE "EXPIRATION DATE"). SHARES THAT ARE TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.
--------------------------------------------------------------------------------

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING
VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE THAT NUMBER OF SHARES, WHICH, WHEN ADDED TO THE NUMBER OF SHARES BENEFICIALLY OWNED BY SW ACQUISITION, INC. (THE "PURCHASER") AND ITS AFFILIATES, REPRESENTS A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES OF KINNARD INVESTMENTS, INC. (THE "COMPANY") ON A FULLY-DILUTED BASIS (THE "MINIMUM TENDER CONDITION"), (2) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE COMPANY HAS TAKEN APPROPRIATE MEASURES SUCH THAT THE OFFER IS APPROVED IN ACCORDANCE WITH THE MINNESOTA BUSINESS COMBINATION ACT (THE "BUSINESS COMBINATION CONDITION"), (3) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE COMPANY HAS NOT, AMONG OTHER THINGS, ADOPTED A SHAREHOLDER RIGHTS PLAN OR OTHER PROTECTIVE MEASURE OR VOTED TO INCREASE THE NUMBER OF OUTSTANDING SHARES OF CAPITAL STOCK TO MORE THAN 5,626,115 SHARES OF COMMON STOCK (THE "ANTI-POISON PILL/DILUTION CONDITION"), AND (4) THAT THE PURCHASER HAS OBTAINED SUFFICIENT FINANCING TO ENABLE IT TO CONSUMMATE THE OFFER (THE "FINANCING CONDITION").

     THERE ARE PROCEDURES AVAILABLE TO THE COMPANY'S BOARD OF DIRECTORS IN THE COMPANY'S BYLAWS AND THE MINNESOTA BUSINESS CORPORATION ACT PURSUANT TO WHICH IT CAN ACT PROMPTLY TO SATISFY THE BUSINESS COMBINATION CONDITION.

     THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE THE INTRODUCTION AND SECTIONS 14 AND 15 OF THE OFFER.

                                    IMPORTANT

     STOCKWALK.COM GROUP, INC. ("STOCKWALK") AND THE PURCHASER ARE SEEKING
TO NEGOTIATE WITH THE COMPANY REGARDING THE ACQUISITION OF THE COMPANY BY THE PURCHASER. THE PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED AND THE PURCHASE PRICE) UPON, AMONG OTHER THINGS, ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY, OR TO NEGOTIATE A MERGER AGREEMENT WITH THE COMPANY NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH THE PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO CASH, COMMON STOCK OF STOCKWALK, AND/OR OTHER SECURITIES IN SUCH AMOUNTS AS ARE NEGOTIATED BY STOCKWALK, THE PURCHASER AND THE COMPANY.

     WE URGE THE BOARD TO COOPERATE WITH OUR EFFORTS TO CONSUMMATE THE OFFER PROMPTLY.
                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                                RJ STEICHEN & CO

IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's Shares (as defined herein), should either: (a) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) representing tendered Shares and any other required documents, to the Depositary (as defined herein) or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3; or (b) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.

     A shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

      Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                                TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----

INTRODUCTION...............................................................  2

THE TENDER OFFER...........................................................  5

 1.   TERMS OF THE OFFER...................................................  5

 2.   ACCEPTANCE FOR PAYMENT AND PAYMENT FOR THE SHARES....................  6

 3.   PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES..............  8

 4.   WITHDRAWAL RIGHTS.................................................... 10

 5.   CERTAIN UNITED STATES TAX CONSEQUENCES............................... 11

 6.   PRICE RANGE OF THE SHARES; DIVIDENDS................................. 12

 7.   POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES;
      NASDAQ/NMS LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.... 13

 8.   CERTAIN INFORMATION CONCERNING THE COMPANY........................... 14

 9.   CERTAIN INFORMATION CONCERNING THE PURCHASER AND STOCKWALK........... 20

10.   BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY................... 21

11.   PURPOSE OF THE OFFER; PLANS FOR THE COMPANY.......................... 22

12.   SOURCE AND AMOUNT OF FUNDS........................................... 24

13.   DIVIDENDS AND DISTRIBUTIONS.......................................... 24

14.   CERTAIN CONDITIONS OF THE OFFER...................................... 25

15.   CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS................. 29

16.   CERTAIN FEES AND EXPENSES............................................ 32

17.   MISCELLANEOUS........................................................ 32

SCHEDULE I................................................................. 34

SCHEDULE II................................................................ 36


To the Holders of Shares of Common Stock of Kinnard Investments, Inc.:

                                  INTRODUCTION

     SW Acquisition, Inc. (the "Purchaser") hereby offers to purchase all outstanding shares of Common Stock, par value $.02 per share (the "Shares"), of Kinnard Investments, Inc., a Minnesota corporation (the "Company" or "Kinnard"), at a purchase price of $7.50 per share, net to the seller in cash, without interest thereon, in each case upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. However, any tendering shareholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such shareholder or other payee pursuant to the Offer. See Section 3. The Purchaser will pay all charges and expenses of RJ Steichen & Co, as Dealer Manager (the "Dealer Manager"), Firstar Bank of Minnesota, N.A., which is serving as Depositary (the "Depositary"), and Beacon Hill Partners, Inc., which is serving as Information Agent (the "Information Agent"), incurred in connection with the Offer. See
Section 16.

     The purpose of the Offer is to enable Stockwalk, through the Purchaser, to acquire control of, and the entire equity interest in the Company. Assuming that the Business Combination Condition has been satisfied, Stockwalk currently intends, subject to certain conditions identified in Section 11, to consummate a merger with the Purchaser or another direct or indirect wholly-owned subsidiary of Stockwalk. The relevant events leading up to the Offer are set forth below.

     In early 1999, David B. Johnson ("Johnson"), Executive Vice-President of Stockwalk, contacted the Company's President and CEO William F. Farley ("Farley"), regarding a possible combination of the Company with MJK Holdings, Inc., now a wholly-owned subsidiary of Stockwalk. While those early discussions proved unfruitful, Johnson again contacted Farley in September 1999 regarding the possible combination of the Company and Stockwalk in a stock for stock exchange. These discussions did not proceed beyond explorations of interest.

     On November 2, 1999, Mr. Johnson wrote to Mr. Farley expressing an interest on behalf of Stockwalk to acquire the Company for $6.00 per share in cash, contingent upon obtaining financing and completion of a due diligence review of the Company. Mr. Farley responded by indicating that the Board was not considering sale of the Company and that the offer was inadequate. Thereafter, the Company's Board of Directors met on November 17 to consider Mr. Johnson's proposal. Following the Board meeting, Mr. Farley advised Mr. Johnson that the Board concluded the $6.00 per share offer was inadequate, but would entertain an offer that would "turn [our] heads" if Stockwalk provided assurance of financing. In response, Johnson wrote to the Board and urged them to reconsider the November 2, 1999 offer. The Board then publicly announced a plan for the Company to repurchase up to 1,000,000 Shares from time to time in market transactions. On November 23, 1999 Mr. Farley wrote to Mr. Johnson reiterating that the Board was not considering sale of the Company and believed that the offer made by Mr. Johnson was inadequate. In the letter, Mr. Farley also communicated the Board's unwillingness to provide Stockwalk with information relating to the Company beyond publicly available information unless Stockwalk presented a transaction representing "substantially" greater value to the shareholders, provided evidence that financing was reliably available and entered into a confidentiality agreement with acceptable standstill and non-solicitation covenants. No further discussions have occurred to date.

     Under proper circumstances, Stockwalk and Purchaser intend to continue efforts to negotiate with the Company with respect to the acquisition of the Company. If such negotiations result in a definitive merger agreement between the Company and Stockwalk, Purchaser or their affiliates, the consideration to be received by holders of Shares could include or consist of Stockwalk's common stock, other securities, cash, or any combination thereof. Accordingly, such negotiations could result in, among other things, termination of the Offer (see
Section 14) and submission of a different acquisition proposal to the Company's shareholders for their approval. In the event that Stockwalk and Purchaser are unable to negotiate a definitive merger agreement with the Company, they will make a determination whether to seek through a proxy contest sufficient representation on the Company's Board of Directors to cause the Board to approve the proposed merger and satisfy the Business Combination Condition (all as hereinafter defined) and thereby permit the Offer and a merger to be consummated. See Section 11.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO ANY ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH THE PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

     The Purchaser reserves the right to assign its right to purchase Shares tendered pursuant to the Offer and its other rights under the Offer to one or more of its affiliates. Any such assignment shall not relieve the Purchaser of its obligations under the Offer and shall in no way prejudice the rights of tendering shareholders to receive payment for Shares duly tendered.

CERTAIN CONDITIONS TO THE OFFER

      The Offer is subject to the fulfillment of certain conditions, including the following:

     MINIMUM TENDER CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1) THAT NUMBER OF SHARES, WHICH WHEN ADDED TO THE NUMBER OF SHARES OWNED BY THE PURCHASER AND ITS AFFILIATES, REPRESENTS A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY-DILUTED BASIS ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION").

     According to the Company's Annual Report on Form 10-Q for the quarter ended September 30, 1999, (the "10-Q"), the Company had 4,895,415 Shares issued and outstanding as of September 30, 1999. According to the Company's Annual Report on Form 10-K for the year ending December 31, 1998 (the "1998 10-K"), filed with the Commission pursuant to the Exchange Act, there were options to purchase 730,700 Shares outstanding at December 31, 1998. The Purchaser and Stockwalk beneficially owned 211,900 Shares on December 8, 1999. Based on the foregoing and assuming that no options were granted after December 31, 1998, and no Shares have otherwise been issued or repurchased by the Company, there would be 5,626,115 Shares outstanding on a fully-diluted basis and the Minimum Tender Condition would be satisfied if 2,601,159 Shares are validly tendered pursuant to the Offer and not properly withdrawn. However, the actual number of Shares that must be validly tendered pursuant to the Offer and not properly withdrawn in order to satisfy the Minimum Tender Condition will depend on the facts as they exist on the date of purchase.

     THE BUSINESS COMBINATION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT A COMMITTEE OF THE COMPANY'S DISINTERESTED DIRECTORS HAS APPROVED THE OFFER IN ACCORDANCE WITH SECTION 302A.673 OF MINNESOTA STATUTES (THE "MINNESOTA BUSINESS COMBINATION ACT") (THE "BUSINESS COMBINATION CONDITION").

     The Minnesota Business Combination Act prohibits any "business combination" including any merger, for a period of four years following the date that a person or entity first acquires beneficial ownership, directly or indirectly, of 10% or more of the outstanding Shares if the person or entity does not receive approval of a special committee composed of all of the disinterested members of the Company's Board of Directors prior to such acquisition. Thus, absent compliance with the Minnesota Business Combination Act, the Purchaser would be prohibited from consummating a merger with the Company for a period of four years after the Purchaser acquired 10% of the outstanding Shares.

     The Business Combination Condition will be satisfied if a committee of the Company's disinterested directors approves the Purchaser's acquisition of Shares prior to the Purchaser acquiring beneficial ownership, directly or indirectly, of at least 10% of the Company's outstanding Shares in accordance with the Minnesota Business Combination Act.

     THE ANTI-POISON PILL/DILUTION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE BOARD HAS NOT ADOPTED A SHAREHOLDER RIGHTS PLAN OR OTHER PROTECTIVE MEASURES (ALSO KNOWN AS A "POISON PILL") OR VOTED TO INCREASE THE NUMBER OF OUTSTANDING SHARES OF CAPITAL STOCK TO MORE THAN 5,626,115 SHARES OF COMMON STOCK. (THE "ANTI-POISON PILL/DILUTION CONDITION").

     The Anti-Poison Pill/Dilution Condition seeks to prevent the Board from adopting a shareholder rights plan or other protective measures ("poison pill") or issuing additional securities in order to impede the ability of the Company's shareholders to consider the Offer. The Anti-Poison Pill/Dilution Condition will be satisfied if the Purchaser in its sole discretion is otherwise satisfied that the Board has not adopted a poison pill or issued new securities which could increase the number of outstanding shares of capital stock to more than 5,626,115 shares of common stock, other than by reason of exercise of outstanding stock options.

     THE FINANCING CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT IT HAS OBTAINED SUFFICIENT FINANCING TO CONSUMMATE THE OFFER (THE "FINANCING CONDITION").

     There were 4,895,415 Shares outstanding as of September 30, 1999, of which 211,900 Shares are currently owned by the Purchaser or Stockwalk. Including outstanding options to purchase 730,700 Shares as of December 31, 1998, there are potentially 5,626,115 Shares outstanding on a fully diluted basis. In order to satisfy the Minimum Tender Condition, 2,601,159 Shares (the "Purchased Shares") would need to be tendered and purchased in the event that no options are exercised following this tender offer. The total purchase price of these Purchased Shares would be approximately $19,508,692.50. If all Shares, and option Shares, other than those owned by the Purchaser were tendered, the total purchase price would be approximately $40,606,612.50. The amount of funds required to purchase pursuant to the Offer the number of Shares that are outstanding (other than the Shares which are owned by Stockwalk) and to pay fees and expenses related to the Offer are estimated to be approximately $41,000,000.

      Stockwalk intends to secure approximately $15,000,000 from existing bank lines of credit and has commenced a private placement of its equity securities to raise the remainder of the necessary funds totaling $4,510,192 if the minimum shares are tendered and $25,606,613 if all shares were tendered. Stockwalk is reasonably confident that it will secure sufficient funds through the private placement to complete the purchase.

     CERTAIN OTHER CONDITIONS TO THE CONSUMMATION OF THE OFFER ARE DESCRIBED IN
SECTION 14. THE PURCHASER EXPRESSLY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO WAIVE ANY ONE OR MORE OF THE CONDITIONS TO THE OFFER. SEE SECTIONS 14 AND 15.

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.   TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and thereby purchase any and all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 on or prior to the Expiration Date. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, January 10, 2000, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the time and date at which the Offer, as so extended by the Purchaser, shall expire.

     The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the occurrence of any of the events specified in
Section 14, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering shareholder to withdraw such shareholder's Shares. See Section 4.

     Subject to the applicable regulations of the Commission, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, to: (i) delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares pending receipt of any regulatory or governmental approvals specified in Section 15;
(ii) terminate the Offer (whether or not any Shares have theretofore been accepted for payment) if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14; and (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and, other than in the case of any such waiver, by making a public announcement thereof. The Purchaser acknowledges that: (i) Rule 14e-l(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer; and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

     The rights reserved by the Purchaser in the preceding paragraph are in addition to the Purchaser's rights pursuant to Section 14. Any such extension, delay, termination or amendment will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other public announcement.

     If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality, of the changes. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination and investor response. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE MINIMUM TENDER CONDITION, THE BUSINESS COMBINATION CONDITION, THE ANTI-POISON PILL/DILUTION CONDITION, THE FINANCING CONDITION AND THE EXPIRATION OR TERMINATION OF ALL WAITING PERIODS IMPOSED BY THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT"), AND THE SATISFACTION OF THE OTHER CONDITIONS SET FORTH IN SECTION 14.

     The Purchaser reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the Commission, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied, the Purchaser may, in its sole discretion, elect to (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered and not extend the Offer or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders. In the event that the Purchaser waives any condition set forth in Section 14, the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to the shareholders, require that the Offer remain open for an additional period of time and/or that the Purchaser disseminate information concerning such waiver.

     A request has been made to the Company pursuant to Section 302A.461 of the Minnesota Business Corporation Act and Rule 14d-5 for the use of the Company's shareholder lists and security position listings for the purpose of communicating with other shareholders of the Company. This Offer and the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.   ACCEPTANCE FOR PAYMENT AND PAYMENT FOR THE SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later to occur of (i) the Expiration Date and

(ii) the satisfaction or waiver of the conditions to the Offer set forth in
Section 14. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 15.

     FOR INFORMATION WITH RESPECT TO APPROVALS REQUIRED TO BE OBTAINED PRIOR TO THE CONSUMMATION OF THE OFFER, INCLUDING UNDER THE HSR ACT, SEE SECTION 15.

     In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY THE PURCHASER. If, for any reason whatsoever, acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-l(c) under the Exchange Act, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to and duly exercises withdrawal rights as described in Section 4.

     If any tendered Shares are not accepted for payment for any reason, or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained within the Book-Entry Transfer Facility) as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE CONSIDERATION OFFERED TO HOLDERS OF SHARES PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION SHALL BE PAID TO ALL HOLDERS OF SHARES THAT ARE

PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of the Purchaser's subsidiaries or affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.   PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

     Valid Tender of Shares. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, on or prior to the Expiration Date, and either (i) Share Certificates representing tendered Shares must be received by the Depositary, or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below and Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make Book-Entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

     DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

     If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on such certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the appropriate Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed appropriate Letter of Transmittal (or facsimile thereof) must accompany each such delivery.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder"s Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or, in the case of Shares, the procedures for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

       (i)   such tender is made by or through an Eligible Institution;

       (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

       (iii) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three New
     York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, such Shares and a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time, and will depend upon when Share Certificates are received by the Depositary or Book-Entry Confirmations of the Shares are received into the Depositary's account at the Book-Entry Transfer Facility.

     Backup Federal Income Tax Withholding. Under the backup federal income tax withholding applicable to certain shareholders (other than certain exempt shareholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to such shareholders pursuant to the Offer. To prevent backup federal income tax withholding, each such shareholder must provide the Depositary with such shareholder's correct taxpayer identification number and certify that such shareholder is not subject to backup federal income tax withholding by completing the substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal.

     Appointment as Proxy. By executing the Letter of Transmittal, a tendering shareholder will also irrevocably appoint designees of the Purchaser, and each of them, as such shareholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares and other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled, with an interest in the tendered Shares. Such appointment will be effective upon the acceptance for payment of such Shares by the Purchaser in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by such shareholder with respect to such Shares, and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such shareholder (and, if given, will not be deemed effective). The designees of the Purchaser will, with respect, to the Shares and such other securities and rights for which such, appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper, at any annual or special meeting, of the Company's shareholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order, for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, the Purchaser or its designee must be able to exercise full voting rights with respect to such Shares, and other securities, including voting at any meeting of shareholders.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived by the Purchaser. None of the Purchaser or any of its affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     The Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

4.   WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the

Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after February 7, 2000, (or such later date as may apply in case the Offer is extended).

     If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-l(c) under the Exchange Act, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as set forth in the Share Certificate, if different from that of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Certificates, the tendering shareholder must submit the serial numbers shown on the particular Certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of the Purchaser or any of its affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.   CERTAIN UNITED STATES TAX CONSEQUENCES.

     The receipt of cash for Shares pursuant to the Offer or a merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, each selling shareholder would generally recognize gain or loss equal to the difference between the amount of cash received and such shareholder's adjusted tax basis for the sold Shares. Such gain or loss will be capital gain or loss (assuming the Shares are held as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale, the Shares were held for more than one year or will be short term if, as of such date, the Shares were held for one year or less.

     The foregoing discussion may not be applicable to certain shareholders of the Company, including persons who acquired Shares pursuant to the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States and foreign corporations, persons holding Shares in a straddle, hedging, or conversion transaction, and entities that are otherwise subject to special tax treatment (such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions and passthrough entities).

     Unless a shareholder complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Internal Revenue Code and applicable Treasury regulations, such shareholder may be subject to withholding tax of 31% with respect to any cash payments received pursuant to the Offer. Shareholders should consult their brokers or the Depositary to ensure compliance with such procedures. Foreign shareholders should consult with their own tax advisors regarding withholding taxes in general.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE CODE AND TREASURY REGULATIONS CURRENTLY IN FORCE WHICH MAY BE AMENDED AT ANY TIME, POSSIBLY WITH RETROACTIVE EFFECT. EACH SHAREHOLDER IS URGED TO CONSULT SUCH SHAREHOLDER'S TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE OFFER, INCLUDING FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES.

6.   PRICE RANGE OF THE SHARES; DIVIDENDS.

     The Shares are listed and traded on the NASDAQ National Market System under the symbol "KINN." The following table sets forth, according to the Company's 1998 10-K, for the periods indicated, the reported high and low sales prices for the Shares on the NASDAQ. Information for 1999 was derived from published last reported sale prices.


       YEAR                                                             HIGH       LOW


       1997
          First Quarter.............................................    $6.00      $4.50
          Second Quarter............................................    $6.25      $5.00
          Third Quarter.............................................    $7.75      $5.63
          Fourth Quarter............................................    $8.25      $5.69

       1998
          First Quarter.............................................    $7.00      $5.88
          Second Quarter............................................    $7.00      $6.00
          Third Quarter.............................................    $6.50      $4.13
          Fourth Quarter............................................    $4.75      $2.63

       1999
          First Quarter.............................................    $5.75      $3.88
          Second Quarter............................................    $5.03      $3.94
          Third Quarter.............................................    $4.50      $3.69
          Fourth Quarter (through December 2, 1999).................    $5.94      $4.31



     According to the Company's 1998 10-K, the Company does not currently pay a dividend. The payment of future dividends, if any, rests within the discretion of the Company's Board of Directors.

     On November 1, 1999, the last trading day prior to the date on which Stockwalk delivered its acquisition proposal to the Company's Board of Directors, the last reported sale price on the NASDAQ/NMS for the Shares was $5.00. The Offer represents a 50% premium over the closing price on

November 1, 1999; a 73% premium over the closing price of $4.33 per share on October 13, 1999, which was the day on which Stockwalk first purchased the Company's Common Stock; and a 68% premium over the average daily closing price of $4.46 for the first three quarters of calendar year 1999. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ/NMS LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

     Possible Effects of The Offer on The Market For The Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price therefor.

     NASDAQ Listing. The Shares are currently listed and traded in the NASDAQ National Market System, which constitutes the principal trading market for the Shares. Depending upon the aggregate market value and the number of Shares not purchased pursuant to the Offer, the Shares may no longer meet the quantitative maintenance criteria of the National Association of Securities Dealers, Inc. (the "NASD") for continued listing on the NASDAQ National Market System and may cease to be authorized for quotation on such markets. The NASDAQ National Market's System published guidelines require that an issuer have at least 200,000 publicly held shares (exclusive of holdings of officers, directors or beneficial owners of more than 10%), held either by at least 400 beneficial shareholders or 300 beneficial shareholders of round lots, with a market value of at least $1 million and must have net tangible assets of at least either $1 million, $2 million or $4 million depending on profitability levels during the issuer's four most recent fiscal years. If these standards are not met, shares of an issuer might nevertheless continue to be included in the NASDAQ Stock Market System with quotations published in the NASDAQ Stock Market's System "additional list" or in one of the local lists, but if the number of beneficial owners were to fall below 300, or if the number of publicly-held shares were to fall below 100,000 or there were not at least two registered and active market makers for the Shares, the NASD's rules provide that such shares would no longer be "qualified for reporting" by the NASDAQ Stock Market System.

     It cannot be presently determined if consummation of the Offer will result in a reduction of the Company's publicly held shares below the required minimum amount. However, it is possible that the number of beneficial holders of the Shares may significantly decrease if the Purchaser acquires a majority of the Shares pursuant to the Offer. According to the Company's 1998 10-K, as of March 19, 1999, there were approximately 212 holders of record of Shares, not including an additional about 1,000 shareholders whose shares were held in street name. If as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASD for continued inclusion in the NASDAQ NMS or in any other tier or the NASDAQ Stock Market, the market for the Shares could be adversely affected. In the event that the Shares no longer meet the requirements of the NASD for continued inclusion in any tier of the NASDAQ Stock Market, it is possible that Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer is likely to result in the Shares becoming eligible for de-registration under the Exchange Act. Registration of the Shares may be terminated upon application by the Company to the Commission if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with shareholders" meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to the Company. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for stock exchange listing or NASDAQ reporting.

     Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.   CERTAIN INFORMATION CONCERNING THE COMPANY.

     The Company is a Minnesota corporation with its principal executive offices located at 920 Second Avenue South, Minneapolis, Minnesota 55402. The following description of the Company's business has been quoted from the Company's Form 10-K for the year ended December 31, 1998 (the "Form 10-K"). On November 10, 1999, the Company filed a Form 10-Q for the quarter and nine months ended September 30, 1999 (the "Form 10-Q"), which may contain additional information concerning the Company not contained in the 1998 Form 10-K:

     Kinnard Investments, Inc. is a holding company that has been providing financial products and services for over 50 years. The primary subsidiary, John G. Kinnard and Company, Incorporated ("John G. Kinnard" or "JGK"), is a regional broker-dealer headquartered in Minneapolis. The Registrant and John G. Kinnard are hereinafter collectively referred to as the "Company.

     John G. Kinnard is a full-service broker-dealer engaged in securities brokerage, trading, investment banking, asset management and related financial services to both retail and institutional customers. The focus of the Capital Markets group is on emerging growth companies with market capitalizations of up to $250 million. Through the Fixed Income Originations group, the Company raises capital for municipalities and other business entities. Other products and services include mutual funds, insurance products, investment management, IRA services, and fixed income securities. Nodak Bonds, Inc., a wholly-owned subsidiary of John G. Kinnard, acts as a fiscal agent in the state of North Dakota. John G. Kinnard is a member of the Chicago Stock Exchange and the National Association of Securities Dealers, Inc. and is registered as an investment adviser under the Investment Advisers Act of 1940.

     The following selected consolidated financial information of the Company and its subsidiaries set forth below has been excerpted and derived from the Company's Form 10-K and the Form 10-Q. More comprehensive financial and other information is included in such reports (including the Company's audited financial statements for the fiscal year ended December 31, 1998, as well as management's discussion and analysis of results of operations and financial position for fiscal 1998) and in other reports and documents filed by the Company with the Commission. The financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the Commission and all of the financial statements and related notes contained therein.

     FIVE-YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION OF THE COMPANY
                   (In thousands, except per share data)


                                                                                 Years Ended December 31

                                       Nine months     Nine months       1998      1997       1996      1995      1994
                                       ------------    -----------       ----      ----       ----      ----      ----
                                          ended          ended
                                        Sept. 30,      Sept. 30,
                                          1999           1998
                                       (unaudited)    (unaudited)

Financial Condition:
     Cash and cash equivalents           $ 2,189        $1,876          $ 2,689    $ 3,886    $14,031   $ 5,766   $ 2,750
     Total assets                         34,661        35,676           36,364     43,972     47,141    45,897    31,617
     Total liabilities                     7,633         5,619            6,868      8,400     11,112    20,592    10,542
     Shareholders' equity                 27,028        30,057           29,506     35,572     36,029    25,305    21,075
Operating Results:
     Total revenues                       35,951        30,082           40,944     49,846     99,977    75,333    55,667
     Total operating expenses             35,439        35,333           46,573     49,310     80,311    69,647    61,174
     Income (loss) before income             512         5,251           (5,629)       536     19,666     5,686    (5,507)
taxes                                        310         3,149           (3,376)       308     11,698     3,376    (3,210)
     Net income (loss)
Per Share Data:
     Earnings (loss) - Basic                 .06          (.53)           (0.58)      0.05       1.93      0.54     (0.54)
     Earnings (loss) - Diluted               .06          (.53)           (0.58)      0.05       1.92      0.54     (0.54)
     Dividends declared                      .00           .00             0.00       0.00       0.00      0.00      0.10
     Book value                              N/A           N/A             5.38       5.97       5.98      4.04      3.58


     The following Management's Discussion and Analysis of Financial Condition and Results of Operations has been excerpted and quoted from the Company's Form 10-Q:

RESULTS OF OPERATIONS

     Quarterly and nine-month operating revenues improved compared to last year due to increased retail sales force productivity, continued strong fixed income underwriting activity and continued market interest in smaller market capitalization companies in which the Company makes a market. Higher volume partially offset by lower clearing costs contributed to increased operating expenses compared to last year's third quarter.

     A net investment portfolio loss of $90 thousand for the quarter compares to a net loss of $1,545 thousand in the prior year's third quarter. A year-to-date net investment portfolio gain of $782 thousand compares to a net loss of $782 thousand for the same period last year. The Company's investment account gains and losses may fluctuate significantly from period to period as they have in the past.

     RETAIL SALES. The Retail Sales business segment consists of various branch locations and the financial services division. Revenue is generated primarily on commissions generated by the sale of financial products and services to individual investors.

     The improvement in retail revenues continued during the third quarter due to increased transaction levels, improved investment executive productivity and continued high levels of retail investor interest. Products that recorded significant revenue increases included OTC principal, OTC agency, municipals, unit trusts, cash management and interest income. This strong third quarter activity contributed to an overall 11.6% increase in revenues for the nine month period.

     The operating profit of Retail Sales in the current quarter was $1.3 million, compared to $675 thousand for the prior year quarter and $3.7 million for the current nine month period compared to $1.7 million for the same nine month period last year. The improvement was due to the revenue increase, the closing of unprofitable offices and implementation of operating efficiencies.

     EQUITY CAPITAL MARKETS. Equity Capital Markets consists of equity trading, institutional sales, research and investment banking. Investment banking includes the fees earned on public equity underwritings, private placements and merger and acquisition transactions.

     Increased Equity Capital Markets revenue for the current quarter compared to the same quarter last year resulted from higher trading volumes, continued investor interest in the small-cap equity market in which the Company specializes, and increased investment banking activity. The Company completed two public financings in the current quarter, compared to one private placement in the third quarter of 1998. Increased trading volumes and the third quarter public financings also contributed to nine month revenue increases over the prior year's nine month period. The timing of investment banking activity can vary significantly from period to period based on market conditions and other factors contributing to fluctuations in revenues and operating profits.

     FIXED INCOME. Fixed income includes the origination, trading and institutional sale of fixed income securities. The Fixed Income group results are driven largely by activity of the originations department which raises capital for municipal and corporate clients located primarily in the Upper Midwest.

     Fixed Income operating revenues decreased by $400 thousand for the quarter, and increased by $586 for the nine month period versus the same periods in the prior year. Origination activity decreased significantly in the third quarter of 1999 from the third quarter of 1998. The nine month increase over last year is due to record second quarter 1999 activity, which included the Company's largest ever public finance transaction. Other revenue changes included an increase in municipal bond sales.

     CORPORATE. Corporate consists of various administrative functions required to support the revenue generating business units such as Operations, Client Services, Accounting, Human Resources and Marketing.

     The Company has continued to benefit, overall, from improved operating efficiencies. However, increased professional services expenditures contributed to higher Corporate operating losses in the current three and nine month periods compared to the same periods in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

     A large portion of the Company's assets are cash and assets readily convertible to cash. The liquid portions of the Company's trading and investment securities are stated at quoted market values and are readily marketable. The less liquid portions of trading and investment securities, which totaled $1.8 million at September 30, 1999, are stated at fair value, which is determined by management's best estimate.

     Between December 31, 1998 and September 30, 1999, trading securities decreased $1.7 million, and securities sold but not yet purchased increased by $9 thousand. Both long and short inventories are generally maintained to facilitate customer transactions rather than for market speculation.

     Based on the Company's current liquidity positions, available bank lines and operating plans, it is anticipated that the Company has sufficient resources to meet the cash requirements of its operations in the foreseeable future.

INVESTING ACTIVITIES

     The Company's investment account is invested in fixed income securities, publicly traded equity securities and privately placed equity securities. Equity securities are frequently held as a result of past investment banking activities performed by the Company. In addition, the Company may utilize outside advisors to manage a portion of the investment portfolio.

     The value of certain securities held in the investment account can fluctuate significantly, with the resulting valuation changes being reported as net gains or losses on the investment account. These fluctuations in value can have a material impact on reported earnings.

FINANCING ACTIVITIES

     John G. Kinnard maintains a credit facility in order to meet short-term operating needs. At December 31, 1998 and September 30, 1999 there were no outstanding balances under this facility.

     During the first nine months of 1999, the Company repurchased 605,000 shares of its common stock at a total cost of $2.8 million. For the full year of 1998, a total of 566,000 shares were repurchased at a cost of $3.1 million. To date, the Board of Directors has authorized the repurchase of up to 2.6 million shares of the Company's common stock, of which a total of 2,224,000 shares have been repurchased as of September 30, 1999.

     The Company announced on August 6, 1999 that it had notified MI Acquisition Corporation of the exercise of its right to terminate the Merger Agreement between the two companies. Capitalized costs of $68,000 recorded as of June 30, 1999 in contemplation of the merger were expensed during the third quarter. Additional costs of $317,000 were also expensed during the third quarter.

                          -----------------------

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations has been excerpted and quoted from the Form 10-K.

FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1997

     For the twelve months ended December 31, 1998, the Company incurred a net loss of $3.4 million, or 58 cents per diluted share, on revenues of $40.9 million. This compares to net earnings of $308,000, or five cents per diluted share, on revenues of $49.8 million for the same period in 1997. Lower revenues were the result of fewer retail transactions, a difficult equity trading environment, and a slowdown of public equity offerings in the latter half of the year.

     Commissions decreased by $61,000, or 0% in calendar 1998. Record sales of mutual funds and options were offset by declines in listed equity securities and insurance products.

    Revenues from principal transactions decreased by $9.5 million, or 37%. The Company experienced a difficult equity trading environment due in part to volatile markets - particularly small-cap issues in which the Company focuses its market making activities - and new trading rules and regulatory changes. The Company responded by decreasing the number of stocks in which it makes a market to under 200 from approximately 350 at December 31, 1997.

    The net loss on securities held in the investment account was $187,000 in 1998, which compares to a net gain of $455,000 in 1997. The investment account has historically been a volatile source of income for the Company.

    Investment banking revenue increased by $1.7 million or 42% from the prior year. During 1998 the Company completed three public equity offerings and two private financings, which compares to one public offering and nine private placements in the prior year. Also during the current year, the mergers, acquisitions and advisory group participated in 15 transactions. The fixed income originations group had a record year, raising over $190 million in capital for its municipal and corporate clients.

    Interest income decreased by 38% primarily as a result of declines in fixed income trading and investment securities, margin balances, and interest rates.

    Other income increased by 19% due primarily to an increase in managed accounts and cash management fees.

    The expense for employee compensation and benefits decreased by $2.5 million or 7% from the prior year. Variable compensation, such as commissions paid to investment executives and incentive compensation, declined as a result of lower revenues and profitability. Compensation and benefits were also favorably impacted by a decline in the number of full-time employees to 297 at December 31, 1998 from 338 at year-end 1997.

    Floor brokerage and clearance expense declined by 18%, which was greater than the decline in associated transactions. The Company benefited from lower clearing fees as a result of converting its clearing business to NationsBank Montgomery Securities in June 1998.

     The increase in communications expense in 1998 reflects the cost of enhancing and expanding the Company's internal communication and information systems.

     Occupancy and equipment expense increased by 4% due in part to the implementation of new technologies and services, some of which were associated with the clearing conversion. Other expenses increased by 4% from the prior year as a result of consulting fees associated with system conversions.

FISCAL YEARS ENDED DECEMBER 31, 1997 AND 1996

     For the twelve months ended December 31, 1997, the Company earned $308,000, or 5 cents per diluted share, on revenues of $49.8 million. This compares to $11.7 million, or $1.92 per diluted share, on revenues of $100.0 million for the same period in 1996. Included in the prior year are results from former Kinnard subsidiary PRIMEVEST Financial Services, Inc. ("PRIMEVEST"), which was sold in October 1996. Excluding the results of PRIMEVEST and gain on sale, 1996 revenues, net income and diluted earnings per share would have been $61.7 million, $4.0 million and 66 cents, respectively.

     The decline in revenue was primarily due to a weak market for securities held in the Company's investment account and volatility in small cap securities in which the Company makes a market. All subsequent comparisons to prior years below exclude the results of PRIMEVEST.

     Commissions increased by $942,000 on the strength of record sales of mutual fund products, annuities and over-the-counter equity securities executed on an agency basis. Investors continued to invest new money into equity securities and products during 1997 as major market indices achieved new record highs.

     Revenues from principal transactions decreased by $8.2 million as the Company experienced volatility in the stocks in which it makes a market. Revenues earned trading over-the-counter equity securities were also negatively impacted in 1997 by new order-handling regulations and smaller fractions used in share pricing.

     Partially offsetting the decline in equity principal transactions was a 34% increase in fixed income principal transactions revenues. A favorable interest rate environment combined with a record level of fixed income underwritings contributed to the increase.

     Net gains on the investment account were $455,000 in 1997, down from $4.8 million in 1996. In the first half of 1996, the Company realized significant gains on certain securities held in the portfolio. The investment account has historically been a volatile source of income for the Company.

     Revenues from investment banking declined by $975,000 from the prior year. Equity investment banking revenues declined as the Company transitioned to a new corporate finance team. Fixed income investment banking revenues rose with the placement of a record $135 million of capital raised during the year.

     Interest income increased by 27% primarily as a result of earnings on the proceeds of the sale of PRIMEVEST. Other income increased by 12% due to an increase in fee based income.

     Employee compensation expenses decreased by 10% from the prior year. Variable compensation, such as commissions paid to investment executives and incentive compensation, declined as a result of lower revenues and profitability. Salary expense increased modestly as the Company added key senior executives.

     Bank commissions, which relate solely to the operation of PRIMEVEST, were zero in the current period. Floor brokerage and clearance declined by 6%, which was less than the decline in associated revenues due to an increase in execution costs relating to the Company's equity trading operation. Communications expense declined by 11% during 1997 as a result of decreased activity and cost reduction efforts. Occupancy expense increased by 15% due to an increase in real estate taxes at the Company's headquarters location and the opening of two retail branch offices.

     Other expenses increased by 16% from the prior year due in part to costs associated with recruiting new employees and the resolution of certain litigation matters.

LIQUIDITY AND CAPITAL RESOURCES

     A large portion of the Company's assets are cash and assets readily convertible to cash. The portion of the Company's security investments and inventory that are readily marketable are stated at quoted market values. The less liquid portion of inventories and investments, which totaled $129,000 at December 31, 1998, are stated at fair value, which is determined by management's best estimate.

     Inventories are generally maintained to facilitate customer transactions rather than for market speculation. For 1998, investment securities decreased $5.8 million. Based on the Company's current liquidity position, available bank line, and operating plans, it is anticipated that the Company has sufficient resources to meet the cash requirements of its operations in the foreseeable future.

     As a securities broker-dealer, John G. Kinnard is required by SEC regulations to meet certain liquidity and capital standards. It has been in compliance with these regulations at all times.

     The Management's Discussion and Analysis of Financial Condition and Results of Operation (the "MD&A") set forth above is excerpted and quoted from the Company's 1998 Form 10-K and Form 10-Q. Neither the Purchaser nor any of its affiliates have conducted any independent verification of the statements made therein or of the Company's financial information contained in this Section. The Purchaser and Stockwalk would like to remind the offerees that the MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to certain risks and uncertainties, as set forth in the Company's 1998 Form 10-K and Form 10-Q. The inclusion of this forward-looking information should not be regarded as fact or an indication that Purchaser or Stockwalk considered it as a reliable prediction of future results, and this information should not be relied upon as such.

9.       CERTAIN INFORMATION CONCERNING THE PURCHASER AND STOCKWALK.

    The Purchaser. The Purchaser is a Minnesota corporation. Its principal executive offices are located at 5500 Wayzata Boulevard, Suite 800, Minneapolis, Minnesota 55416, and its telephone number is (612) 542-6000. The Purchaser was formed for the sole purpose of acquiring and holding shares of the Company's Common Stock. The Purchaser has not conducted any unrelated activities since its organization on December 1, 1999. The Purchaser's sole shareholder is Stockwalk. The Directors of the Purchaser are Eldon C. Miller, Paul R. Kuehn, David B. Johnson, and Stanley D. Rahm. The executive officers of the Purchaser are Eldon
C. Miller (Chief Executive Officer), David B. Johnson (Executive Vice President), Paul R. Kuehn (President) and Stanley D. Rahm (Senior Vice President). Schedule I hereto sets forth additional background information relating to the directors and executive officers of the Purchaser.

     Stockwalk. Stockwalk, a Minnesota corporation, f/k/a NM Holdings, Inc. merged with MJK Holdings, Inc. on July 7, 1999. Based in Minneapolis, Minnesota, Stockwalk.com Group, Inc.'s principal assets are Miller, Johnson, & Kuehn, Incorporated ("MJKI"), a full service regional securities brokerage and investment banking firm, Stockwalk.com Inc., an on-line securities brokerage company, and Arnold Securities, Inc., a discount securities brokerage company. The subsidiary companies are members of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investors Protection Corporation (SIPC). The Common Stock of Stockwalk is listed for trading on the NASDAQ/NMS under the symbol ("STOK"). Stockwalk files annual and periodic reports; proxy statements and other information with the Commission pursuant to the Exchange Act. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, Suite 1300 , New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Web site (located at http://www.sec.gov) which includes reports, proxy statements and other information filed electronically by registrants with the Commission.

     Prior to the formation of Stockwalk, MJKI operated as a full service regional securities and investment banking firm that now serves as a clearing agent for approximately 47 brokerage firms located throughout the United States. In the fiscal year ended March 31, 1999, MJKI generated $55.5 million in revenues, which represents a 31% compounded annual growth rate since 1997.

     Since the formation of Stockwalk in July 1999, management of Stockwalk has executed on its online strategy. In July 1999, Stockwalk announced an agreement to purchase the customer accounts of M.One Investment Securities, Inc. ("M.One"), a San Francisco, California-based online brokerage company with 3,200 active accounts. M.One specializes in the investing needs of Asian-Americans by offering online services in English, Mandarin, and Cantonese. Stockwalk also announced the acquisition of Arnold Securities, Inc. ("Arnold") of Minneapolis, Minnesota on August 26, 1999. Arnold, founded in 1976, is a discount brokerage company that offers online trading to its 18,000 clients. Approximately 40% of Arnold's clients trade online. The M.One transaction closed in November 1999 and the Arnold transaction closed in October 1999.

     As of the date of the Offer, the Purchaser and Stockwalk together beneficially own 211,900 Shares, representing approximately 4.3% of the Shares outstanding as of November 10, 1999 as reported in the Company's most recent Form 10-Q. All such Shares were acquired in open market transactions on the NASDAQ National Market System.

     Schedule II hereto sets forth transactions in the Shares effected during the past three fiscal years by the Purchaser and Stockwalk. Except as set forth in this Offer and Schedule II hereto, neither of the Purchaser or Stockwalk, their executive officers and directors, nor to the best knowledge of the Purchaser or Stockwalk, any associate or majority-owned subsidiary of such persons beneficially owns any equity security of the Company, and neither of the Purchaser or Stockwalk nor, to the best of their knowledge, any other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing has effected any transaction in any equity security of the Company during the past 60 days.

     Except as set forth in this Offer, the Purchaser or Stockwalk: (a) do not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies; (b) has not been engaged in contracts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisitions of securities, election of directors or a sale or other transfer of a material amount of assets; and (c) has not had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

10.      BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

     In early 1999, David B. Johnson ("Johnson"), Executive Vice-President of Stockwalk, contacted the Company's President and CEO William F. Farley ("Farley"), regarding a possible combination of the Company with MJK Holdings, Inc., now a wholly-owned subsidiary of Stockwalk. While those early discussions proved unfruitful, Johnson again contacted Farley in September, 1999 regarding the possible combination of the Company and Stockwalk in a stock for stock exchange. These discussions did not proceed beyond explorations of interest.

     On November 2, 1999, Mr. Johnson wrote to Mr. Farley expressing an interest on behalf of Stockwalk to acquire the Company for $6.00 per share in cash, contingent on obtaining financing and completion of a due diligence review of the Company. Mr. Farley responded by indicating that the Board was not considering sale of the Company and that the offer was inadequate. Thereafter, the Company's

Board met on November 17 to consider the offer. Following the Board meeting, Mr. Farley advised Mr. Johnson that the Board concluded that the $6.00 per share offer was inadequate, but would entertain an offer that would "turn [our] heads" if Stockwalk provided assurance of financing. In response, Johnson wrote to the Board and urged them to reconsider the November 2, 1999 offer. The Board then publicly announced a plan for the Company to repurchase up to 1,000,000 Shares from time to time in market transactions. On November 23, 1999 Mr. Farley wrote to Mr. Johnson reiterating that the Board was not considering sale of the Company and believed that the offer made by Mr. Johnson was inadequate. In the letter Mr. Farley also communicated the Board's unwillingness to provide Stockwalk with information relating to the Company beyond publicly available information unless Stockwalk presented a transaction representing "substantially" greater value to the shareholders, provided evidence that financing was reliably available and entered into a confidentiality agreement with acceptable standstill and non-solicitation covenants. No further discussions have occurred to date.

11.      PURPOSE OF THE OFFER; PLANS FOR THE COMPANY.

     Purpose of the Offer. The purpose of the Offer, as described in the Introduction, is to enable Stockwalk through the Purchaser to acquire control of, and the entire equity interest in, the Company. If the Offer is consummated and the Business Combination Condition is satisfied, then, Stockwalk and Purchaser will consider a merger of the Company with Stockwalk, Purchaser, or an affiliate. The purpose of a merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The timing of consummation of the Offer and a merger will depend on a variety of factors and legal requirements, the actions of the Company's Board, the number of Shares (if any) acquired by the Purchaser pursuant to the Offer, and whether the conditions to the Offer have been satisfied.

     Except in the case of a "short-form" merger as described below, under Minnesota law, the approval of the Company's Board of Directors and the affirmative vote of holders of a majority of the outstanding Shares (including Shares owned by the Purchaser or its affiliates) would be required to approve a merger. If the Purchaser acquired through the Offer or otherwise voting power with respect to at least a majority of the outstanding Shares, which would be the case if the Minimum Tender Condition, and Business Combination Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer, it would have sufficient voting power to effect a merger without the vote of any other shareholder of the Company. If following consummation of the Offer, the current members of the Board of Directors of the Company do not resign or approve a merger, then the Purchaser may call a special meeting of shareholders to seek to remove members of the Board and to cause nominees of the Purchaser to be elected to fill the resulting vacancies who, subject to the fiduciary duties they would have as directors of the Company, intend to approve a merger and take any other action to permit a merger to be consummated.

     Minnesota law provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the Parent can effect a "short-form" merger with that subsidiary without a shareholder vote. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquired or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect a merger without prior notice to, or any action by, any other shareholder of the Company.

     If a merger has not been consummated, Stockwalk, the Purchaser or an affiliate may, either immediately following consummation or termination of the Offer (whether or not the Purchaser purchases Shares pursuant to the Offer) or from time to time thereafter, seek to acquire additional Shares through open-market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the Offer. Alternatively, Stockwalk, the Purchaser and its affiliates reserve the right to sell or otherwise dispose of any or all of the Shares acquired by them pursuant to the Offer or otherwise, upon such terms and at such prices as they shall determine.

     The precise timing and other details of any merger or other business combination transaction will depend on a variety of factors such as general economic conditions and prospects, the future prospects, asset value and earnings of the Company, the number of Shares acquired by the Purchaser pursuant to the Offer or otherwise and the statutory requirements described above. The Purchaser can give no assurance that a merger or other business combination will be proposed or that, if it is proposed, it will not be delayed or abandoned. The Purchaser expressly reserves the right not to propose any merger or similar business combination on terms other than those set forth herein, and its ultimate decision could be affected by information hereafter obtained by the Purchaser, changes in economic or market conditions or in the business of the Company or other factors.

     The making of the Offer will enable Stockwalk and the Purchaser to commence the process of seeking regulatory approvals for its acquisition of the Company. See Section 15. In addition, by tendering Shares pursuant to the Offer, the Company's shareholders effectively will be given the opportunity to express to the Company's Board that they wish to be able to accept the Offer.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO ANY ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH THE PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

     Plans for the Company. Upon consummation of the Offer, the Purchaser intends to conduct a review of the Company and its assets, corporate structure, capitalization, operations, properties and policies and to consider what, if any, changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable. See Section 10. If the Offer is completed, the Purchaser does intend to consider management consolidation, replacement of a majority of the Board of Directors and the substitution of MJKI as the clearing agent for the Company's existing clearing agent. The Purchaser will also consider other operational changes that could result in cost saving synergies and more efficient use of resources. Such management changes likely would include the replacement of Mr. Farley as Chief Executive Officer of the Company which could require the Company to make substantial termination payments to Mr. Farley under his existing agreements with the Company.

     Except as otherwise described in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Company, (iv) any material changes in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's corporate structure or business, (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     Dissenter's Rights and Going Private Transactions. Under the Minnesota Business Corporation Act, the Purchaser has been advised that shareholders will have the right to dissent from a merger, and receive in lieu of a merger consideration, assuming compliance with appropriate statutory procedures, the per share amount determined in accordance with Sections 302A.471 and 473 of the Minnesota Business Corporation Act.

     The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to a merger. However, Rule 13e-3 would not be applicable to a merger if: (a) the Shares are deregistered under the Exchange Act prior to a merger; or (b) a merger is consummated within one year after the purchase of the Shares pursuant to the Offer and a merger provided for shareholders to receive cash for their Shares in an amount at least equal to the amount paid per Share in the Offer. However, in the event that the Purchaser is deemed to have acquired control of the Company pursuant to the Offer and if a merger is consummated more than one year after completion of the Offer or an alternative acquisition transaction is effected whereby shareholders of the Company receive consideration less than that paid pursuant to the Offer, in either case at a time when the Shares are still registered under the Exchange Act, the Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction be filed with the Security Exchange Commission and disclosed to shareholders prior to the consummation of the transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration.

12.      SOURCE AND AMOUNT OF FUNDS.

     According to The Company's Form 10-Q, there were 4,895,415 Shares outstanding as of November 4, 1999, of which 211,900 Shares are currently owned by t he Purchaser or Stockwalk. Including outstanding options for 730,700 Shares as of December 31, 1998, there are potentially 5,626,115 Shares outstanding on a fully diluted basis. In order to satisfy the Minimum Offer Condition, approximately 2,601,159 Shares (the "Purchased Shares") would need to be tendered and purchased. The total purchase price of these Purchased Shares would be $19,508,693.

     The Purchaser plans to secure approximately $15,000,000 in bank financing from existing credit lines. The balance of the funds necessary to consummate the Offer would be approximately $4,510,192 if the minimum Shares were tendered and $25,605,613 if all Shares were tendered. The Purchaser has initiated a private placement of equity securities to provide such financing and for other corporate purposes. The Purchaser believes that such placement can be successfully completed on a timely basis.

13.      DIVIDENDS AND DISTRIBUTIONS.

     If, on or after December 8, 1999, the Company should (a) split, combine or otherwise change the Shares or its capitalization, (b) acquire or otherwise cause a reduction in the number of outstanding Shares or other securities or (c) issue or sell additional Shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, then, subject to the provisions of Section 14, the Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the purchase price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased or the number of securities required to satisfy the Minimum Tender Condition.

     If, on or after December 8, 1999, the Company should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a record date prior to the transfer of the Shares purchased pursuant to the Offer to the Purchaser or its nominee or transferee on the Company's stock transfer records, then, subject to the provisions of Section 14, (a) the purchase price of the Offer may, in the sole discretion of the Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (b) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering shareholders will (i) be received and held by the tendering shareholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

14.      CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other term or provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer), to pay for any Shares not theretofore accepted for payment or paid for unless the following conditions have been satisfied, among others, (1) the Minimum Tender Condition,
(2) the Business Combination Condition, (3) the Poison Pill/Anti-Dilution Condition, (4) the Financing Condition, and (5) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term or provision of the Offer, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, at any time on or after Wednesday, December 8, 1999, and before the acceptance of such Shares for payment or the payment therefor, any of the following events or facts shall have occurred:

              (a) there shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority or agency, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i) (A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to or which is reasonably likely to, impose voting, procedural, price or other requirements in connection with, the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by the Purchaser, or any other affiliate of the Purchaser or the consummation by the Purchaser, or any other affiliate of the Purchaser of a merger or other similar business combination with the Company, (B) seeking to obtain material damages, or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer or any merger or business combination between the Purchaser or its affiliates on the one hand and the Company and its affiliates on the other hand, (ii) seeking to prohibit the ownership or operation by the Purchaser or any other affiliate of the Purchaser of all or any portion of the business or assets of the Company and its subsidiaries or of the Purchaser or any other affiliate of the Purchaser or to compel the Purchaser or any other affiliate of the Purchaser or the Company or any subsidiary thereof to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries or of the Purchaser or any other affiliate of the Purchaser or the Company or any subsidiary thereof or seeking to impose any limitations on the ability of the Purchaser or any other affiliate of the Purchaser to conduct such business or own such assets, (iii) seeking to impose or confirm limitation on the ability of the Purchaser or any other affiliate of the Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or any other affiliate of the Purchaser on all matters properly presented to the Company's shareholders, (iv) seeking to require divestiture by the Purchaser or any other affiliate of the Purchaser of any Shares, (v) seeking any material diminution in the benefits expected to be derived by the Purchaser or any other affiliate of the Purchaser as a result of the transactions contemplated by the Offer or any merger or other similar business combination with the Company, (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of the Purchaser, might materially adversely affect the Company or any of its subsidiaries or the Purchaser or any other affiliate of the Purchaser or the value of the Shares, or (vii) in the sole judgment of the Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries;

              (b) there shall be any action taken or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) the Purchaser or any other affiliate of the Purchaser or the Company or any of its subsidiaries or (ii) the Offer or any merger or other similar business combination by the Purchaser or any other affiliate of the Purchaser with the Company, by any government, legislative body or court, domestic, foreign or supranational, or Governmental Entity, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that, in the sole judgment of the Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

              (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries that, in the sole judgment of the Purchaser, is or may be materially adverse to the Company or any of its subsidiaries, or the Purchaser shall have become aware of any facts that, in the sole judgment of the Purchaser, have or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to the Purchaser or any other affiliate of the Purchaser;

              (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad, including but not limited to changes resulting from the so called Y2K or Year 2000 problem, that could, in the sole judgment of the Purchaser, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company, Stockwalk or their respective subsidiaries or the trading in, or value of, the Shares, (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the sole judgment of the Purchaser, might affect, the extension of credit by banks or other lending institutions, (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

              (e) the Company or any of its subsidiaries shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities (other than as aforesaid),
         (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under option as publicly disclosed prior to December 31, 1998) other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company, (v) altered or proposed to alter any material term of any outstanding security other than to satisfy the Business Combination Condition with respect to the Purchaser as described herein, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into, an agreement with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that in the sole judgment of the Purchaser could adversely affect either the value of the Company or any of its subsidiaries or the value of the Shares to the Purchaser or any other affiliate of the Purchaser, (ix) entered into any employment, severance or similar agreement, arrangement or plan with or for the benefit of any of its employees other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to the employees as a result of or in connection with the transactions contemplated by the Offer, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or the Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to December 8, 1999, or (xi) amended, or authorized or proposed any amendment to, its articles of incorporation or its by-laws (other than any amendment effected as a result of the adoption of the Proposals), or the Purchaser shall become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to December 8, 1999;

              (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of
         Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13G on file with the Commission prior to December 8, 1999, (ii) any such person, entity or group that prior to December 8, 1999, had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets or subsidiaries of the Company;

              (g) any approval, permit, authorization, favorable review or consent of any Governmental Entity (including those described or referred to in Section 15) shall not have been obtained on terms satisfactory to the Purchaser in its sole discretion;

              (h) the Purchaser shall become aware (i) that any material contractual right of the Company or any of its subsidiaries shall be impaired or otherwise adversely affected as a result of the transactions contemplated by the Offer, or (ii) of any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements that are or may be materially adverse to the value of the Shares in the hands of the Purchaser or any other affiliate of the Purchaser (including, without limitation, any event of default that may ensue as a result of the consummation of the Offer, or any other business combination or the acquisition of control of the Company); or

              (i) the Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer, or the Purchaser or any other affiliate of the Purchaser shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company; which, in the sole judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by the Purchaser or any other affiliate of the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and maybe asserted by the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 14 will be final and binding upon all parties.

     A public announcement may be made of a material change in, or waiver of, such conditions and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

     The Purchaser acknowledges that the Commission believes that (a) if the Purchaser is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares and (b) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer, except with respect to any approval required under the HSR Act and most other regulatory approvals.

15.      CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS.

     General. Except as disclosed herein, based upon review of publicly available filings by the Company, the Purchaser is not aware of any license or regulatory permit that appears to be material to the business of the Company and that might be adversely affected by the Purchaser's acquisition of Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to the business of the Company or the Purchaser in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. The Purchaser's obligation to purchase and pay for Shares is subject to certain conditions, including conditions with respect to litigation and governmental actions. See the Introduction and Section 14 for a description thereof.

     State Takeover Laws. The Company and certain of its subsidiaries conduct business in a number of states throughout the United States, some of which have adopted laws and regulations applicable to offers and acquisitions of shares of corporations that are incorporated or have substantial assets, shareholders or a principal place of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Statute, which involved state securities laws which made takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court held that a state may, as a matter of corporate law and in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions.

     The Company is incorporated under the laws of the state of Minnesota. The Minnesota Control Share Act requires, among other things, that in order to vote shares of an "issuing public corporation" acquired over a 20%, 33% or 50% threshold, an `Acquiring Person" must receive the approval of the holders of a majority of all shares entitled to vote and the holders of a majority of shares entitled to vote excluding all "interested shares" at a meeting to be held no later than 55 calendar days following delivery of, among other things, an information statement by the Acquiring Person to the Issuing Public Corporation, unless the Acquiring Person agrees to a later date. "Interested Shares" are defined to mean shares beneficially owned by an Acquiring Person, by any officer of the Issuing Public Corporation and by employee-directors of the Issuing Public Corporation. An `Acquiring
Person" is defined as any person that makes or proposes to make an acquisition of, directly or indirectly, of beneficial ownership of shares of an Issuing Public Corporation that would, when added to all other shares beneficially owned by such person, entitle such person immediately after such acquisition to exercise or direct the exercise of voting power over a new range of voting power within any of the ranges referred to above. In order to obtain the right under the Control Share Act to vote all Shares that may be acquired by the Purchaser pursuant to the Offer, the Purchaser would be required to deliver to the Company an Information Statement containing the information required by the Minnesota Control Share Act and, in accordance with the Minnesota Control Share Act, request that the Company call a special meeting of shareholders for the sole purpose of considering the voting rights to be accorded to all Shares acquired by the Purchaser pursuant to the Offer.

     The above provisions do not apply to a control share acquisition of shares of an Issuing Public Corporation whose articles of incorporation or bylaws provide that the Control Share Act does not apply to control share acquisitions of its shares. The Company's Articles of Incorporation, currently exclude the Company from the restrictions imposed by the Control Share Act.

     In addition, Section 302A.673 of the Minnesota Business Corporation Act would prohibit any "business combination" including any merger, for a period of four years following the date that the Purchaser first acquires beneficial ownership, directly or indirectly, of 10% or more of the outstanding Shares if the Purchaser does not receive approval of a special committee composed of all of the disinterested members of the Company's Board of Directors prior to such acquisition. A CONDITION OF THE OFFER IS THAT A COMMITTEE OF THE COMPANY'S DISINTERESTED DIRECTORS APPROVE THE PURCHASER'S ACQUISITION OF SHARES PRIOR TO THE PURCHASER ACQUIRING BENEFICIAL OWNERSHIP, DIRECTLY OR INDIRECTLY OF AT LEAST 10% OF THE COMPANY'S OUTSTANDING SHARES IN ACCORDANCE WITH THE MINNESOTA BUSINESS COMBINATION ACT.

     The Minnesota Takeover Disclosure Law. Minnesota Statutes Ch.80B.01 et seq., requires certain disclosures and filing of disclosure material with the Minnesota Commissioner of Commerce (the "Commissioner"). The Purchaser filed disclosure materials with the Commissioner. Although the Commissioner does not approve such material, he or she does review it for the adequacy of such disclosure and is empowered to summarily suspend the Offer in Minnesota within three days of such filing if the material does not provide full disclosure. Such summary suspension, if made, would be effective until a hearing is held (within ten days of the summary suspension) and a determination made (within three days of such hearing, but no more than sixteen days after the initial summary suspension) to make any such suspension permanent, subject to corrective disclosure.

     The Purchaser has not determined whether any other state takeover laws and regulations will by their terms apply to the Offer, and, except as set forth herein, the Purchaser has not presently sought to comply with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer, and neither anything in this Offer nor any action taken in connection herewith is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer.

     Antitrust Laws. Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer and a merger is subject to such requirements.

     The Purchaser intends to file a Premerger Notification and Report Form with the Antitrust Division and the FTC under the HSR Act in connection with the purchase of Shares that would include Shares acquired pursuant to the Offer, and the required waiting period will expire at 11:59 p.m., New York City time, fifteen days after such filing, unless earlier terminated by the Antitrust Division or the FTC or the Purchaser receives a request for additional information or documentary material prior thereto. If, within such 15-calendar-day waiting period, either the FTC or the Antitrust Division were to request additional information or documentary material from the Purchaser, the waiting period would be extended for an additional period of 10 calendar days following the date of substantial compliance with such request by the Purchaser. Only one extension of the waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period could be extended only by court order or with the consent of Purchaser. The additional 10-calendar-day waiting period may be terminated sooner by the FTC or the Antitrust Division. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request made to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period with respect to the purchase of Shares pursuant to the Offer.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, the divestiture of Shares purchased pursuant to the Offer or the divestiture of substantial assets of the Purchaser, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

     Based upon an examination of publicly available information relating to the businesses in which the Company is engaged, the Purchaser believes that the acquisition of Shares pursuant to the Offer should not violate the applicable antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

     Foreign Approvals. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer. There can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer.

     Margin Credit Regulations. Federal Reserve Board Regulations T, U and X (the "Margin Credit Regulations") restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly thereby. The Purchaser will be required to comply with the Margin Credit Regulations.

16.  CERTAIN FEES AND EXPENSES.

     RJ Steichen & Co is acting as Dealer Manager in connection with the Offer. The Purchaser is obligated to pay to RJ Steichen & Co an advisory retainer fee of $50,000, $10,000 per month beginning April 1, 2000 until the offer is completed or terminated and an additional fee in the form of 5-Year Warrants to purchase 100,000 shares of Common Stock of Stockwalk at an initial exercise price of $8.00 per share if the Purchaser accumulates more than 50%. The Purchaser has agreed to reimburse RJ Steichen & Co for all of its reasonable expenses, including reasonable fees and disbursements of its counsel, incurred in rendering its services under its engagement agreement with Purchaser and has agreed to indemnify RJ Steichen & Co against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

     In the ordinary course of business, RJ Steichen & Co and its affiliates may actively trade the securities of the Company for their own account and for the account of customers and accordingly may, at any time, hold long or short positions in such securities. As of December 3, 1999, RJ Steichen & Co did not hold any of the Company's securities for its own account or the accounts of its affiliates.

     Beacon Hill Partners, Inc. has been retained by the Purchasers as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. The Purchaser will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith. The Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

     In addition, Firstar Bank of Minnesota, N.A. has been retained as the Depositary. The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Purchaser nor any of its officers or directors will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.  MISCELLANEOUS.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     The Purchaser and Stockwalk have filed with the Commission a Schedule 14D-1, together with exhibits, pursuant to Rule l4d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the office of the Commission in the same manner as described in
Section 8 with respect to information concerning the Company, except that they will not be available at the regional offices of the Commission.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                             -----------------------

                              SW ACQUISITION, INC.

December 8, 1999

         SCHEDULE I

   DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND STOCKWALK

  The name, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Stockwalk are set forth below. The principal business address of each director and executive officer is 5500 Wayzata Boulevard, Suite 800, Minneapolis, Minnesota 55416. Each such person is a citizen of the United States.



                  Position with the Purchaser Principal
Name               Occupation or Employment, 5 year Employment History
----               ---------------------------------------------------

Eldon C. Miller (59)...................................      Mr. Miller is the Chairman and Chief Executive Officer of the Purchaser
                                                             and has been the Chairman and Chief Executive Officer of Stockwalk since its merger with Miller, Johnson & Kuehn Holdings, Inc. in July
                                                             1999. Mr. Miller has also been the Chief Executive Officer and Chairman of the Board of Miller, Johnson & Kuehn, Inc., since 1980.

David B. Johnson (49)..................................      Mr. Johnson is the Executive Vice President and a Director of Purchaser
                                                             and has been the Executive Vice President and a Director of Stockwalk
                                                             since its merger with Miller, Johnson & Kuehn Holdings, Inc. Since
                                                             1989, Mr. Johnson has also been the Executive Vice President of Miller,
                                                             Johnson & Kuehn, Inc.

Paul R. Kuehn (57).....................................      Mr. Kuehn is the President and a Director of the Purchaser and has been the President and a Director of Stockwalk since its merger with Miller,
                                                             Johnson & Kuehn Holdings, Inc. Mr. Kuehn has also been the President and a Director of Miller, Johnson & Kuehn, Inc. since 1989.

Stanley H. Rahm (67)...................................      Mr. Rahm is a Senior Vice President and a Director of Purchaser and has
                                                             been a Senior Vice President and a Director of Stockwalk since its merger with Miller, Johnson & Kuehn Holdings, Inc. Mr. Rahm has been the Treasurer and a Director of Miller, Johnson & Kuehn, Inc., since
                                                             1981.

N. Lee Wesley (59).....................................      Mr. Wesley has been a Director of Stockwalk since its merger with
                                                             Miller, Johnson & Kuehn Holdings, Inc. Since 1992, Mr. Wesley has been an independent investor and has been the General Partner of Standard
                                                             Mill Limited Partnership, LLC, an owner of a Minneapolis hotel property, since January 1997.



George E. Kline (63)...................................   Mr. Kline has been a Director of Stockwalk since its merger with Miller,
                                                          Johnson & Kuehn Holdings, Inc. Mr. Kline is a general partner of
                                                          Brightstone Capital, Ltd. and has more than 30 years of experience in venture capital related fields and has been a director of more than 55 publicly owned companies.

Todd W. Miller (36)....................................   Mr. Miller is the Treasurer and Chief Financial Officer of Purchaser and
                                                          has served as the Treasurer and Chief Financial Officer of Stockwalk since its merger with Miller, Johnson & Kuehn Holdings, Inc. He has been employed at Miller, Johnson & Kuehn, Inc. in a variety of capacities since
                                                          1982.

Philip T. Colton (40)..................................   Mr. Colton is the Secretary of Purchaser and has served as the General
                                                          Counsel of Stockwalk since September, 1999. Mr. Colton previously was a partner with the law firm of Maun & Simon, PLC.


                                   SCHEDULE II

     The following table sets forth information concerning transactions in Shares since the beginning of the third full fiscal year of the Company prior to the date of this Offer by the Purchaser and its affiliates. All such transactions were effected in open market purchases on the NASDAQ National Market.


               Purchase Date                                         Quantity          Price Per Share(1)
               -------------                                         --------          ------------------

               October 13, 1999..............................          10,200               $4.3750
               October 14, 1999..............................           2,500                4.3750
               October 15, 1999..............................           2,400                4.3750
               October 18, 1999..............................           6,000                4.3750
               October 18, 1999..............................          10,000                4.3125
               October 19, 1999..............................           4,600                4.3750
               October 20, 1999..............................             800                4.3750
               October 22, 1999..............................           2,200                4.6250
               October 22, 1999..............................           2,900                4.5000
               October 27, 1999..............................           5,000                4.8750
               October 27, 1999..............................           3,500                5.0000
               October 28, 1999..............................           3,000                5.0000
               October 29, 1999..............................             500                5.0000
               October 29, 1999..............................           3,000                5.2500
               October 29, 1999..............................           2,000                5.1250
               October 29, 1999..............................           3,000                5.2500
               November 1, 1999..............................           1,800                5.1250
               November 8, 1999..............................             100                5.1875
               November 8, 1999..............................           2,600                5.2500
               November 8, 1999..............................           5,000                5.3750
               November 9, 1999..............................           1,300                5.2500
               November 12, 1999.............................          11,100                5.5000
               November 12, 1999.............................           5,100                5.6250
               November 12, 1999.............................           5,100                5.7500
               November 15, 1999.............................          14,300                5.8300
               November 17, 1999.............................          25,000                5.8750
               November 18, 1999.............................           4,100                6.0000
               November 24, 1999.............................           4,600                5.7098
               November 24, 1999.............................          24,900                5.8750
               November 26, 1999.............................          26,900                5.8750
               November 29, 1999.............................          18,400                5.8700

                                                                ===========================================
               Total                                                  211,900
                                                                ===========================================





---------------------
(1) Does not include brokerage commissions.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer Is:

                          FIRSTAR BANK MINNESOTA, N.A.

                                    By Mail:
                              101 East Fifth Street
                            St. Paul, Minnesota 55101
                           Corporate Trust Department

                         By Hand or Overnight Delivery
                              101 East Fifth Street
                            St. Paul, Minnesota 55101
                           Corporate Trust Department

                  By Facsimile (For Eligible Institutions Only)
                                 (651) 229-6415
                         Confirm Facsimile by Telephone:
                                 (651) 229-2600

     ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT OR THE DEALER MANAGER AT THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS SET FORTH BELOW. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer Is:

                           BEACON HILL PARTNERS, INC.
                                 90 Broad Street
                                   20th Floor
                            New York, New York 10004
                                 (800) 755-5001
                                       or
                             Collect (212) 843-8500

                      The Dealer Manager for the Offer Is:

                                RJ STEICHEN & CO
                               One Financial Plaza
                             120 South Sixth Street
                              Minneapolis, MN 55402
                                 (612) 341-6200
                                 (800) 328-4836